WOODSIDE
AUSTRALIAN ENERGY

11 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to WA-299-P (Herdsman-1), lodged with the Australian Stock Exchange on 11 February 2003;
- Stock Exchange Release in relation to Vic/RL2 (Scallop-1), lodged with the Australian Stock Exchange on 11 February 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

11 February 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

WA-299-P
Herdsman-1

Woodside Petroleum Ltd., Operator of the WA-299-P Joint Venture, reports that the Atwood Falcon drill rig was released on 8 February 2003 from the Herdsman-1 exploration well.

Since the last report, final wireline logs have been run at a total depth of 2010 metres. The well has been plugged and abandoned as planned.

All reported depths are referenced to the rig rotary table.

Woodside's interest in WA-299-P is 1%. The other participant is Shell Development (Australia) Proprietary Limited (99%).

Anthony Niardone
Asst. Company Secretary

11 February 2003

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Vic/RL2
Scallop-1

Woodside Petroleum Ltd., a participant in the Vic/RL2 Joint Venture, located in the Gippsland Basin, reports that at 13:00 hours (WST) on 10 February 2003, the Scallop-1 exploration well was at a depth of 2007 metres and drilling ahead in $12^1/_4$ inch hole. Since the last report, $13^3/_8$ inch casing was set at 901 metres and drilling continued in the $12\frac{1}{4}$ inch hole from 917 metres to the current depth.

All reported depths are referenced to the rig rotary table.

Woodside's interest in Vic/RL2 is 30.0%. Other participants are Esso Australia Resources Pty Ltd (Operator) (25.0 %), BHP Billiton Petroleum Pty Ltd (25.0%), Santos Offshore Pty Ltd (20%).

ANTHONY NIARDONE
Asst. Company Secretary